Exhibit 99.1

China Lending Corporation Announces Management Transition

BEIJING, URUMQI, China and HANGZHOU, China, Dec. 3, 2019 /PRNewswire/ -- China Lending Corporation ("China Lending" or the "Company") (OTC Pink Sheets: CLDOF), a non-bank financial corporation servicing micro-, small- and medium-sized enterprises in China, today announced that its President, Chief Executive Officer ("CEO") and Chairwoman of the Board of Directors, Ms. Li Jingping, resigned her position as CEO, effective November 30, 2019. Ms. Li will continue to serve as the President and Chairwoman of the Company's Board of Directors.

The Company's Board of Directors has appointed Mr. Liu Zhigang, currently a vice president of the Company, to the CEO position, beginning December 1, 2019.

"We are excited to welcome someone as qualified as Zhigang to our executive team. His extensive domain expertise and proven track record in supply chain management make him the ideal choice to lead the Company during our exploration of new business opportunities in the field of supply chain financing," commented Ms. Li.

"In particular, Zhigang has acquired a considerable amount of experience in the development and operation of systems for supply chain financing. Such technical knowledge will enable us to upgrade the precision and efficiency of our supply chain financing systems management while simultaneously mitigating those related risks. Moreover, Zhigang's comprehensive network of business contacts and financial institutions will help to support the future development of the Company, most notably in strengthening our current partnership with Rui Xin Insurance Technology (Ningbo) Co., Ltd ("Rui Xin") Co., Ltd. Looking ahead, we are confident in Zhigang's ability to build bridges between cutting-edge technology and modern-day business applications as he spearheads our development both throughout China and especially in the Yangtze River Delta Economic Zone."

Mr. Liu has served as a vice president and director of the Company since March 26, 2019. Mr. Liu has more than 18 years of supply chain information and management consulting experience. Prior to joining the Company, he excelled in a number of sales and marketing positions with several internet technology and computer software companies in China. Between 2017 and 2018, he served as a vice president at Shanghai Juleo Information Technology Co., Ltd, where he ensured top sales performance and customer satisfaction by overseeing business development initiatives and sales team management. From 2014 to 2017, he served as a vice president of marketing for Beijing Yuan Niao Technology Co., Ltd. Mr. Liu earned his bachelor's degree in computer science and technology from Beijing University of Technology in 1999 and a master's degree in business management from Xiamen University in 2018.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-571-8662 1775

Investor Relations:
Jack Wang
ICR Inc.
Email: ICR-TMT@icrinc.com
Phone: +1 646-224-6936

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